                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 4)

                                    IBP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    449223106
              ----------------------------------------------------
                                 (CUSIP Number)

                             SMITHFIELD FOODS, INC.
                               200 COMMERCE STREET
                           SMITHFIELD, VIRGINIA 23430
                                  757-365-3000


                     COPY TO:                    COPY TO:

               RICHARD J.M. POULSON        ROBERT E. SPATT, ESQ.
              SMITHFIELD FOODS, INC.    SIMPSON THACHER & BARTLETT
                200 COMMERCE STREET        425 LEXINGTON AVENUE
               SMITHFIELD, VA 23430         NEW YORK, NY 10017
                   757-365-3000                212-455-2000


         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 3, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

-------------------------------------------------------------------------------
  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             Smithfield Foods, Inc.
             52-0845861
-------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------
  3.   SEC USE ONLY:

-------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:
             Not Applicable (See Item 5)
-------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



                                                                          |_|
-------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Virginia
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF              4,159,341
   SHARES      ----------------------------------------------------------------
   BENEFI-     8    SHARED VOTING POWER
   CIALLY                250,000(1)
  OWNED BY     ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING              4,159,341
   PERSON      ----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:
       4,409,341(1)
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.2%(1)
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON:
             CO
-------------------------------------------------------------------------------

--------------------
(1) Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.

-------------------------------------------------------------------------------
  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             SF Investments, Inc.
             51-0326024
-------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------
  3.   SEC USE ONLY:

-------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:
             Not Applicable (See Item 5)
-------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



                                                                          |_|
-------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF              N/A
   SHARES      ----------------------------------------------------------------
   BENEFI-     8    SHARED VOTING POWER
   CIALLY                N/A
  OWNED BY     ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING              N/A
   PERSON      ----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                         N/A
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:
       4,159,241
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.0%
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON:
             CO
-------------------------------------------------------------------------------

            This Amendment No. 4 ("Amendment No. 4") amends the statement of beneficial ownership on Schedule 13D filed on November 13, 2000, amended by Amendment No. 1 thereto filed on November 17, 2000, further amended by Amendment No. 2 thereto filed on December 20, 2000 and further amended by Amendment No. 3 thereto filed on January 2, 2001 (as amended, the "Schedule 13D") by and on behalf of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and SF Investments, Inc., a Delaware corporation ("SF Investments" and together with Smithfield, the "Reporting Persons"), with respect to the common stock, par value $0.05 per share ("Common Stock"), of IBP, Inc., a Delaware corporation ("IBP"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


Item 5.     INTEREST IN SECURITIES OF ISSUER.

            Item 5 of Schedule 13D is amended and restated as follows:

            SF Investments is the beneficial owner of 4,159,241 shares of IBP Common Stock, representing approximately 4.0% of the IBP Common Stock issued and outstanding as of December 28, 2000. Smithfield, as sole stockholder of SF Investments, may be deemed to beneficially own the shares directly owned by SF Investments and therefore may be deemed to beneficially own 4,409,341, shares, representing 4.2% of IBP Common Stock issued and outstanding as of December 28, 2000. This amount also includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (4) the Esskay Pension Plan for Bargaining Employees; (5) the John Morrell Salaried Employees Pension Plan; and (6) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase. Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of IBP Common Stock held by the Reporting Persons.

            Except for George E. Hamilton, Jr., a Smithfield director, who beneficially owns 4,000 shares of IBP Common Stock, to the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons beneficially own shares of IBP Common Stock.

            On January 2, 2001 and January 3, 2001, SF Investments sold 2,555,000 shares of IBP Common Stock. The details of such sales are set forth in
Schedule I.

            On January 3, 2001, the Reporting Persons ceased to be the beneficial owners of more than 5% of the IBP Common Stock. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 SMITHFIELD FOODS, INC.


                                 By:   /s/ C. Larry Pope
                                     ----------------------------------------
                                     Name:  C. Larry Pope
                                     Title: Vice President and Chief Financial
                                            Officer

Dated: January 4, 2001

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SF INVESTMENTS, INC.


                                    By:   /s/ Michael Cole
                                        -----------------------------------
                                        Name:  Michael Cole
                                        Title: Vice President

Dated: January 4, 2001

                                   SCHEDULE I

               All transactions for the period 11/10/00 - 01/03/01
             All transactions were effected by SF Investments, Inc.

Transaction Date     Number of Shares    Transaction          Price per Share
----------------     ----------------    -----------          ---------------
01/02/01             440,400             Open-Market Sale     $28.14
01/03/01             1,114,600           Open-Market Sale     $28.11
01/03/01             7,000               Open-Market Sale     $28.31
01/03/01             558,500             Open-Market Sale     $28.06
01/03/01             385,500             Open-Market Sale     $28.13
01/03/01             38,000              Open-Market Sale     $28.19
01/03/01             11,000              Open-Market Sale     $28.25